Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Michael Matera, Senior Vice President and Controller of John Deere Capital Corporation, state:

A review of the activities of John Deere Capital Corporation (“JDCC”) for the period from April 22, 2010 (the date of issuance of the John Deere Owner Trust 2010 transaction subject to the requirements of Regulation AB) through October 31, 2010 (the “Reporting Period”) and of JDCC’s performance under the Sale & Servicing Agreement dated as of April 22, 2010 among JDCC, John Deere Receivables, Inc. and John Deere Owner Trust 2010 has been made under my supervision, and to the best of my knowledge, based on such review JDCC has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 12, 2011	John Deere Capital Corporation

	By	/s/ Michael Matera
Michael Matera
Senior Vice President and Controller

15